UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

REMARK MEDIA, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

40431N 10 4

(CUSIP Number)

Bruce Campbell, Esq.

Discovery Communications Holding, LLC

One Discovery Place

Silver Spring, MD 20910

(240) 662-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40431N 10 4
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).		HowStuffWorks, LLC 56-2161028
2.	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds		00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Delaware.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power	788,949*
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	788,949*
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		788,949*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount in Row (11)		11%**
14.	Type of Reporting Person		IN

*Includes a warrant to purchase 50,000 shares of Remark Media, Inc. Common Stock, as described in Item 6 below.

**Percentages calculated based on the 7,117,744 outstanding shares of Remark Media, Inc. Common Stock reflected on the Issuer’s Form 10-Q filed on November 26, 2012.

CUSIP NO. 40431N 10 4
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).		Discovery Communications Holding, LLC 52-1737252
2.	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds		00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Delaware.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	788,949*
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	788,949*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		788,949*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount in Row (11)		11%**
14.	Type of Reporting Person		IN

*Includes a warrant to purchase 50,000 shares of Remark Media, Inc. Common Stock, as described in Item 6 below.

** Percentages calculated based on the 7,117,744 outstanding shares of Remark Media, Inc. Common Stock reflected on the Issuer’s Form 10-Q filed on November 26, 2012.

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment to Schedule 13D is being filed jointly by HowStuffWorks, LLC (“HSW”) and Discovery Communications Holding, LLC (“Holding”). HSW is a wholly owned subsidiary of Discovery Communications, LLC (“Discovery”), which is a wholly owned subsidiary of Holding. As a result, Holding may be deemed to beneficially own indirectly the shares of the common stock, $0.001 par value (the “Common Stock”), of Remark Media, Inc., a Delaware corporation (“Remark Media”), beneficially owned by HSW.

The Schedule 13D (the “Schedule”) filed by HSW on October 15, 2007, as amended and supplemented by Amendment No. 1 filed on November 15, 2007, by Amendment No. 2 filed on December 28, 2007, by Amendment No. 3 filed on January 10, 2008, is hereby amended and supplemented by HSW and Holding as set forth below in this Amendment No. 4. The number of Remark Media shares in this Schedule 13D reflects the 10-for-1 reverse stock split effected on February 16, 2010. All share percentages are calculated based on the 7,117,744 outstanding shares of Remark Media Common Stock reflected on Remark Media’s Form 10-Q filed on November 26, 2012.

Item 3	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended by adding the following at the end thereof:

On December 27, 2012, HSW agreed to distribute 1,555,123 shares of Common Stock to the former direct and indirect shareholders and optionholders of HSW pursuant to the Agreement and Plan of Merger, among HowStuffWorks, LLC, HSW MergerSub, Inc., Discovery Communications, LLC and the HSW Stockholders’ Representative, as amended, as described in Item 4 below.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby further amended by adding the following to the end of the fourth paragraph thereof:

Because of market conditions arising after the consummation of the Merger and securities laws restrictions, HSW has not been able to sell the Subject Remark Media Shares. Accordingly, on December 27, 2012, in order to expedite the distribution of the Subject Remark Media Shares to the former direct and indirect stockholders and optionholders of HSW, the parties amended the HSW Merger Agreement to provide that 1,555,123 of the Subject Remark Media Shares (approximately 28.7% of the outstanding Remark Media Common Stock) would be distributed to the former stockholders and optionholders of HSW and the remainder of the Subject Remark Media Shares would be retained by HSW, and HSW instructed Remark Media to distribute those Remark Media Shares to the former stockholders and optionholders.

The disclosure in Item 4 is hereby further amended by deleting the last paragraph thereof and replacing it with the following:

The description of the HSW Merger and the HSW Merger Agreement, as amended to date, contained herein does not purport to be complete and is qualified in its entirety by reference to the merger agreement and the amendments thereto, filed as Exhibits 7.2, 7.3, 7.4 and 7.8, to this Schedule 13D.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:

(a) and (b) As of December 27, 2012, HSW beneficially owned 788,949 shares of Common Stock. Subject to the terms of the Stockholders Agreement as amended in connection with the HSW Merger, HSW has sole voting and dispositive power over 788,949 shares of Common Stock, all of which are held directly. Of the 788,949 shares of Common Stock beneficially owned by HSW, 50,000 shares are issuable upon HSW’s exercise of the Warrant. The information contained in lines 7-11 and 13 of page 2 of this Schedule 13D/A is hereby incorporated herein.

Holding may be deemed to have indirect beneficial ownership over 788,949 shares of Common Stock, all of which shares are held directly by HSW. As a result, subject to the terms of the Stockholders Agreement as amended in connection with the HSW Merger, Holding may be deemed to have shared power to vote or direct the vote of and to dispose of or direct the disposition of 788,949 shares of Common Stock. Of the 788,949 shares of Common Stock beneficially owned indirectly by Holding, 50,000 shares are issuable upon HSW’s exercise of the Warrant. The information contained in lines 7-11 and 13 of page 3 of this Schedule 13D/A is hereby incorporated herein.

See Item 6, below, for a more detailed description of the terms of the Stockholders Agreement, as amended, and HSW’s voting rights and for a more detailed description of the Warrant.

The disclosure in Item 5(c) is hereby amended by adding the following to the end thereof:

(c) The following transactions in the Issuer’s Securities have been effected within the 60 days prior to this filing:

On December 27, 2012, 1,555,123 Remark Media Shares were distributed to the former direct and indirect shareholders and optionholders of HowStuffWorks, LLC pursuant to the HSW Merger Agreement, as amended on December 27, 2012.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 6 is hereby amended by adding the following to the end thereof:

On December 27, 2012, the Reporting Persons entered into the Third Amendment to Agreement and Plan of Merger (the “Third Amendment”), by and among HowStuffWorks, LLC, HSW MergerSub, Inc., Discovery Communications, LLC and the HSW Stockholders’ Representative, which provided for the distribution of shares of Remark Media described in Item 4. The description of the Third Amendment contained herein does not purport to be complete and is qualified in its entirety by reference to the Third Amendment, filed as Exhibit 7.8 hereto.

Item 7	Material to be Filed as an Exhibit.

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 7.7: Joint Filing Agreement

Exhibit 7.8: Third Amendment to Agreement and Plan of Merger by and among HowStuffWorks, LLC, HSW MergerSub, Inc., Discovery Communications, LLC and the HSW Stockholders’ Representative, dated as of December 27, 2012.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 27, 2012

HowStuffWorks, LLC

/s/Bruce Campbell
Name: Bruce Campbell Title: Chief Development Officer and General Counsel

Discovery Communications Holding, LLC

/s/Bruce Campbell
Name: Bruce Campbell Title: Chief Development Officer and General Counsel